Roscoe Postle Associates Inc. Suite 501, 55 University Avenue, Toronto, ON M5J 2H7 T (416) 947-0907 F (416) 947-0395 www.rpacan.com

CONSENT OF NORMAND LECUYER

To :	All Canadian Securities Regulatory Authorities (SEDAR) United States Securities and Exchange Commission (EDGAR)

Toronto Stock Exchange (SEDAR) NYSE Amex (EDGAR)

Re:	Technical Report on the Casa Berardi Mine, dated March 28, 2011 (the “Report”) prepared for Aurizon Mines Ltd. (the “Company”).

I, Normand Lecuyer, P.Eng., do hereby confirm that I am a qualified person under National Instrument 43-101 and a co-author of the Report.

This letter is being filed as the consent to the public filing of and to extracts from, or summaries of, the Report in the Company’s Annual Information Form for the fiscal year ended December 31, 2011 (the “AIF”) and to being named in the AIF.

The undersigned, on behalf of RPA, confirms that I have read the written disclosure in the AIF stated to be derived from the Report and that it fairly and accurately represents the information contained in the Report.

The undersigned further acknowledges that the AIF will be filed as an Exhibit to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2011 (the “Form 40-F”) and consent to RPA Inc. being named in the Form 40-F and authorize the use of the information represented therein relating to the Report.

Dated this 28th day of March, 2012.

(Signed) “Normand Lecuyer”
Signature of Qualified Person

Normand Lecuyer, P.Eng.
Principal Mining Engineer

Roscoe Postle Associates Inc. Suite 203, 170 Avenue Principale, Rouyn-Noranda, QC J9X 4P7 T (819) 797-6889 F (819) 797-6462 www.rpacan.com

CONSENT OF BERNARD SALMON

To :	All Canadian Securities Regulatory Authorities (SEDAR) United States Securities and Exchange Commission (EDGAR)

Toronto Stock Exchange (SEDAR) NYSE Amex (EDGAR)

Re:	Technical Report on the Casa Berardi Mine, dated March 28, 2011 (the “Report”) prepared for Aurizon Mines Ltd. (the “Company”).

I, Bernard Salmon, ing., do hereby confirm that I am a qualified person under National Instrument 43-101 and a co-author of the Report.

This letter is being filed as consent to the public filing of and to extracts from, or summaries of, the Report in the Company’s Annual Information Form for the fiscal year ended December 31, 2011 (the “AIF”) and to being named in the AIF.

The undersigned, on behalf of RPA, confirms that I have read the written disclosure in the AIF stated to be derived from the Report and that it fairly and accurately represents the information contained in the Report.

The undersigned further acknowledges that the AIF will be filed as an Exhibit to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2011 (the “Form 40-F”) and consent to RPA Inc. being named in the Form 40-F and authorize the use of the information represented therein relating to the Report.

Dated this 28th day of March, 2012.

(Signed) “Bernard Salmon”
Signature of Qualified Person

Bernard Salmon, ing.
Consulting Geological Engineer